FOR IMMEDIATE RELEASE
March 8, 1999

Sheldahl, Inc.	       										Contacts:	  John McManus
1150 Sheldahl Road													             VP Finance, Sheldahl
Northfield, MN  55057												           507/663-8337

																		                          Elin Raymond
                         																			The Sage Group
                          																		612/321-9897


          SHELDAHL RECEIVES $1.4 MILLION IN ADDITIONAL FUNDING
         Series E Convertible Preferred Stock Offering Completed

	Northfield, MN - Sheldahl, Inc. (Nasdaq: SHEL), today announced an additional $1.4 million of funds received from the private placement of the Company's Series E Preferred completing this transaction. The Company's lenders have agreed that the receipt and verification of the net proceeds from this private placement, which exceed $8.0 million, satisfy the requirement under the Company's Credit and Security Agreement with its lenders. The agreement had required the Company to raise additional equity capital of $5.0 million by February 26, 1999, and another $5.0 million of equity capital by August 30, 1999.

	Sheldahl is a leading producer of high-density substrates, high-quality flexible printed circuitry, and flexible laminates primarily for sale to the automotive electronics and datacommunications markets. The Company, which is headquartered in Northfield, Minnesota, has operations in Northfield;
Longmont, Colorado; Detroit, Michigan; Britton, South Dakota; Toronto,
Ontario, Canada; and Chihuahua, Chi., Mexico. Its sales offices are located in Hong Kong, China; Singapore; and Mainz, Germany. Sheldahl's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol SHEL. Sheldahl news and information can be found on the World
Wide Web at http://www.sheldahl.com.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to, those set forth in the Company's annual report, 10K, 10Q, and other SEC filings.

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